HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                February 10, 2006

Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Bella Trading Company, Inc.
            Registration Statement on Form SB-2
            File Number 333-121034

Dear Mr. Dang:

     This office represents Bella Trading Company, Inc. (the "Company"). Amendment No. 5 to the Company's Registration Statement on Form SB-2 has been filed with the Commission.

      In response to the comment received from the Staff by letter dated February 9, 2006 Amendment No. 5 contains an updated consent of the Company's independent accountants.

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                Very truly yours,

                              HART & TRINEN, L.L.P.



                                 William T. Hart
WTHtg